Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

April 11, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our response to the comment of the SEC Staff (the “Staff”) received via a telephone call on April 9, 2018 regarding the definitive copy of the shareholder letter, notice, proxy statement and proxy card (collectively, the “Definitive Proxy Materials”) filed with the SEC on April 4, 2018 relating to a Special Meeting of Class S shareholders of the following series of the Fund (the “Meeting”): the Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Pro-Blend® Conservative Term Series, Pro-Blend® Moderate Term Series, Pro-Blend® Extended Term Series, Pro-Blend® Maximum Term Series, Real Estate Series, Strategic Income Moderate Series, and Unconstrained Bond Series (collectively, the “Series”). The Meeting is being called for the purpose of approving the adoption of a Rule 12b-1 Distribution and Shareholder Services Plan (“12b-1 Plan”) for the Class S Shares of each Series. Capitalized terms not defined herein should be given the meaning provided in the Definitive Proxy Materials.

1.

Comment: Please revise the description of the Non-Distribution Services Arrangement in the “Concurrent Changes Impacting Expenses” section of the Proxy Statement, and the Form of Distribution and Shareholder Services Plan in Appendix A of the Proxy Statement, to clarify that payments to Service Organizations for non-distribution services will always be first made pursuant to the 12b-1 Plan, and then made pursuant to the Non-Distribution Services Arrangement to the extent that the total amount payable to a Service Organization exceeds the 0.25% maximum amount payable pursuant to the 12b-1 Plan.

Response: The Fund respectfully declines to make the requested changes because, while payments to Service Organizations for non-distribution services will generally be made in the order requested by the comment, the Fund is not aware of any provision under the 1940 Act or any rules or regulations thereunder, or any formal written SEC or Staff guidance that requires payments to Service Organizations be paid in the order requested by the comment. The Fund notes, however, that all payments made pursuant to the 12b-1 Plan and the Non-Distribution Services Arrangement and, where applicable, the source of such payments, will be reviewed by the Board on a quarterly basis.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

John Emmons, Manning & Napier Advisors, LLC